Exhibit 99.1
LJ INTERNATIONAL(Nasdaq/Gm: Jade)October 13, 2009

FORWARD LOOKING STATEMENTS This presentation contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. LJ International ("Company") cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this presentation or made by the Company's management involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend," and similar expressions may identify forward-looking statements. The following factors, in addition to those included in the Company's filings with the Securities and Exchange Commission (SEC), in some cases have affected and in the future could cause the Company's actual results, such as its ability to open approximately 100 new ENZO retail stores by the end of 2011 as well as its financial guidance for both the third quarter of 2009 and beyond, to differ materially from those expressed or implied in any of the forward-looking statements included in this presentation or otherwise made by management: the current global financial crisis and general economic conditions; changes in consumer spending patterns and consumer preferences; the effects of political and economic events and conditions in the U.S., China as well as other foreign jurisdictions in which the Company operates, including, but not limited to; the impact of competition and pricing; market price of key raw materials; ability to source or purchase raw materials, gemstones and other precious or semi-precious metals from its global supplier base; political instability; currency and exchange risks and changes in existing or potential duties, tariffs or quotas; availability of suitable store locations at appropriate terms; ability to develop new merchandise; ability to hire, train and retain associates; estimates of expenses which the Company may incur in connection with the closure of any underperforming ENZO stores and related direct-to-consumer operations; and the outcome of any pending or future litigation. Future economic and industry trends, both in the jewelry industry as well as geographically in the U.S. and China, which could potentially impact revenue and profitability, are difficult to predict. Therefore, there can be no assurance that the forward-looking statements included in this presentation will prove to be accurate. In light of the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other person, that the Company's expansion plans, particularly its goal to open approximately 100 new ENZO stores by the end of 2011, will be achieved. The forward-looking statements herein are based on information presently available to the management of the Company. Except as may be required by applicable law, the Company assumes no obligation to publicly update or revise its forward-looking statements.

ROTH CHINA CONFERENCE AGENDA Changes in Global Jewelry Industry Leveraging Wholesale Business Expansion of ENZO Across China Strategy to Grow Revenue and Earnings and Build Long-Term Shareholder Value 3

Lji uniquely positioned to capitalizeOn global change in jewelry industry 4

LJI STRATEGY ADDRESSES CHANGING JEWELRY INDUSTRY 5

LJI'S CORPORATE VISION LJ International's vision is to expand ENZO into the largest jewelry retail store chain in China. 6

SNAPSHOT Symbol Recent price (October 12, 2009):P/E Ratio (TTM):52-week high/low: Average volume (3 month): Shares outstanding: Market capitalization: Insider ownership: Analyst: Nasdaq/GM: JADE$2.3726.0$3.10/$0.35302,54222.91 million$54.41 million18.52%Elizabeth Pierce, CFARoth Capital Partners

LJI: 22-YEAR PROVEN BUSINESS MODEL

- Founded in 1987 in Hong Kong by former GIA-HK President
- Manufacturing in PRC since 1990
- Nasdaq IPO in 1998 - one of first Chinese IPOs
- First mover advantage with ENZO retail division started in 2004 –first foreign jewelry retailer in China
- Owns and operates 92 ENZO retail stores across China - the largest foreign retailer by wide margin
- Financial strength and consistent performance through recessions and financial crises

E N Z O: EXPANDING ACROSS CHINA
8

WHY JADE, WHY NOW? JADE expanding ENZO retail-based growth strategy, supported by wholesale as solid foundationChina's economy growing despite global recessionENZO expects 100 new stores over next two yearsNew ENZO stores now are profitable within 2-3 months Margins continue to benefit from "mine-to-consumer" vertical integrationJADE financially strong, with strong cash position and minimal long-term debtTwo-pronged growth strategy (wholesale globally and retail in China) to drive revenue and earnings growth

WHOLESALE BUSINESS: CASH COW WITH LEVERAGING OPPORTUNITIES

WHOLESALE TAKES SUPPORTING ROLE

- Wholesale revenues fell 50% in first half of 2009 to $22.6 million; now are about equal to retail
- The reason: Global recession and collapse of consumer spending in U.S. on luxury items
- The outlook: Stabilizing sales in 2009, revenue to stay near current levels in 2010 and beyond
- JADE will maintain market presence and *increase market share* as other wholesalers drop out
- Wholesale gross margins are steady at ≈20%

E N Z O: EXPANDING ACROSS CHINA

9 of top 10 u.s. retailers Length of Relationship QVC, USA 22 years Sterling 9 years QVC, UK 13 years Zales Corporation 8 years QVC, Japan 6 years Home Shopping Network 7 years Fred Meyer 9 years QVC, Germany 7 years Helzberg 7 years Long-Term Customer Base Walmart 5 years Customer

ENZO BUSINESS MODELENABLES SCALABILITYAND EARNINGS GROWTH 13

ENZO TRENDS SUPPORT EXPANSION Over past two years, ENZO has cut under-performing storesNearly all stores, old and new, are now profitable100 new stores to be added in 2010-11, bringing total to nearly 200Typical store costs $400K to open, reaches profitability in 2-3 monthsSales per square foot projected to rise 9% to $871 in 2009; 14.9% to $888 in 2010

ENZO: POISED TO PROFIT Overall China jewelry market expected to grow 15-20% annually (CAGR was 35% in 2003-2008)Retailing is highly fragmented, with ^25,000 storesENZO is already one of larger chains in China --92 stores (projected at end of 2009)100 stores to be added in 2010/2011New stores will be in Tier 1 and fast-growing Tier 2 cities (most promising venues for luxury goods sales)Expansion will be aided by strong cash position, low debt, operating cash flows

ENZO'S HIGH MARGINS

- Every \$10 million in ENZO sales adds \$800,000 (\$0.03 EPS) to the bottom line:
  - Retail gross margin is consistent at 54%-55%
  - ENZO operating margin ≈ 9%
  - ENZO net margin ≈ 8%
- Profit "secret" is in JADE/ENZO supply chain:
  - "Mine-to-consumer" integration cuts out middlemen
  - Low-cost operating model, especially in labor

E N Z O: EXPANDING ACROSS CHINA

STRONG ENZO RETAIL GROWTH CONTINUES ENZO first half 2009 sales rose 37% YOY, despite economic downturnAverage store count roughly the same in first half of 2009 and 2008 - 90-plusComp-store growth was 15% in FY 2008; 25% projected in 2009Retail gross margins consistent at 54%-55%Retail revenue is nearly half of total; will take clear lead over wholesale in 2010

(CHART) (CHART) (CHART) (CHART) CHANGING INVENTORY MIX DRIVING COMP STORE-SALES GROWTH GemsDiamondsOthers

ENZO EXPANSION PLAN

INCREASING MARKET PRESENCE ACROSS CHINA: 2009 11 36 15 8 27 92 Stores

17 68 19 22 36 142 Stores INCREASING MARKET PRESENCE ACROSS CHINA: 2010

20 76 25 27 44 192 Stores INCREASING MARKET PRESENCE ACROSS CHINA: 2011

Foreign Jewelry Retailers in China Domestic Jewelry Retailers in China ENZO IS OUTPACING OTHER FOREIGN PLAYERS IN CHINA MARKET Number of stores Number of stores (CHART) (CHART)

CHINA'S GROWING CONSUMER PURCHASING POWER FUELING COUNTRY'S NEW RANK AS WORLD'S SECOND LARGEST JEWELRY MARKET

RETAIL AND THE RECESSION... Overall JADE results (wholesale + retail) are atLow end of peer group for first half of 2009... (CHART)

RETAIL AND THE RECESSION... (continued) .... but JADE retail results are well ahead of the peers (all primarily retailers):

CHINA: ECONOMY CONTINUES TO GROW $600 billion stimulus package has helped push the Chinese economy out of slowdownFactory output rose 12.3% year-over-year in August 2009Retail sales were up 15.4%GDP growth rate increased to 7.9% in Q209

CHINA: ECONOMY CONTINUES TO GROW China's Growth Slump Was Less Severe ThanDownturns in U.S., Euro Zone and Japan: Source: TradingEconomics.com

THE CHINA FACTOR: A TURNAROUND IN RETAIL SPENDING Adjusted For Inflation, China's Retail Sales Jumped MoreThan 12% From First Half Of 2008 To First Half Of 2009: Sources: TradingEconomics.com; National Bureau of Statistics (PRC)

FINANCIAL HIGHLIGHTS

REVENUE TRENDS: THE SHIFT TO RETAIL ENZO Revenues Will Approach Wholesale in2009 and Take Clear Lead in 2010

REVENUE TRENDS: OVERALL GROWTH TO RESUME Retail Expansion is Expected to Push JADERevenue Back Over $120M in 2010

RISING TREND IN MARGINS Higher Retail Gross Margins are RaisingJADE's Overall Gross Margins:

EPS TREND: ACCELERATION AHEAD Rising Retail Sales and Margins Should ProduceSignificant Earnings Improvements:

ENZO/WHOLESALE QUARTERLY REVENUES: 2007-2010 (CHART)

ENZO QUARTERLY REVENUES: 2007-2010

WHOLESALE QUARTERLY REVENUES: 2007-2010

POSITIVE ENZO STORE ECONOMICS

- Start-up costs average $400,000 per store
- Adding 50 ENZO stores will cost $40 million, contributing $20 million revenues after maturity and $46 million thereafter
- Most of start-up costs (≈$300K per store) is for inventory
- Inventory financing is short-term, with turnover (and pay off) less than 1 year

ENZO: EXPANDING ACROSS CHINA

Q & A